UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   __________
                                 AMENDMENT NO. 3
                                       TO
                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          JOURNAL COMMUNICATIONS, INC.
                          ----------------------------
                            (Name of Subject Company)

                          JOURNAL COMMUNICATIONS, INC.
                          ----------------------------
                             (Name of Filing Person)

                Class B-1 Common Stock, par value $0.01 per share
                         (Title of Class of Securities)
                                       N/A
                      (CUSIP Number of Class of Securities)

                                 Steven J. Smith
                             Chief Executive Officer
                          Journal Communications, Inc.
                              333 West State Street
                           Milwaukee, Wisconsin 53203
                                 (414) 224-2425
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

                                 With a copy to:

                             Benjamin F. Garmer, III
                                 Russell E. Ryba
                                 Foley & Lardner
                            777 East Wisconsin Avenue
                         Milwaukee, Wisconsin 53202-5367
                                 (414) 271-2400

                            CALCULATION OF FILING FEE

      Transaction Valuation*                      Amount of Filing Fee**
 ----------------------------------       --------------------------------------

      $340,116,015                                      $27,516

* Estimated for purposes of calculating amount of filing fee only. This amount assumes the purchase of a total of 22,674,401 shares of the outstanding class B-1 common stock, par value $0.01 per share, at the tender offer price of $15.00 per share.
** The fee is $80.90 per $1,000,000 of the aggregate offering amount (or .00008090 of the aggregate transaction valuation), calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #3, effective October 1, 2003.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previous Paid:  $27,516        Filing Party: Journal Communications, Inc.

Form or Registration No.:  Schedule TO              Date Filed:  October 3, 2003

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     |_| third-party tender offer subject to Rule 14d-1.
     |X| issuer tender offer subject to Rule 13e-4.
     |_| going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 3 to the Tender Offer Statement on Schedule TO relates to the offer by Journal Communications, Inc., a Wisconsin corporation (the "Company"), to purchase up to 22,674,401 shares of its class B-1 common stock, par value $0.01 per share, or such lesser number of shares as is validly tendered and not properly withdrawn, at a price of $15.00 per share, net to the seller in cash, without interest. The Company's offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 3, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"); which, as amended and supplemented from time to time, together constituted the "Offer."

     This Amendment No. 3 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as exhibits 99(a)(1)(i) and 99(a)(1)(ii), respectively.

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 3 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that the information in the Offer to Purchase is hereby amended to the extent specifically provided herein.

     On November 3, 2003, the Company issued a press release announcing the preliminary results of its tender offer, which expired at 5:00 p.m., New York City time, on November 3, 2003. The press release is included herein as Exhibit 99(a)(5)(iii) and is incorporated herein by reference.



ITEM 12. EXHIBITS

     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.          Description
----------           -----------

99(a)(5)(iii)  Press Release of Journal Communications, Inc., dated
               November 3, 2003.

                                    SIGNATURE


     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this amendment to the statement is true, complete and correct.

Dated:  November 4, 2003         JOURNAL COMMUNICATIONS, INC.



                                 By: /s/ Steven J. Smith
                                     -------------------------------------------
                                     Steven J. Smith
                                     Chief Executive Officer

                                  EXHIBIT INDEX


99(a)(1)(i)    Offer to Purchase, dated October 3, 2003.*

99(a)(1)(ii)   Letter of Transmittal.*

99(a)(2)(i)    Letter to Shareholders from Steven J. Smith, Chief Executive
               Officer of Journal Communications, Inc., dated October 13, 2003.*

99(a)(2)(ii)   Letter to Shareholders from Steven J. Smith, Chief Executive
               Officer of Journal Communications, Inc., dated October 23, 2003.

99(a)(5)(i)    Letter to Shareholders from Steven J. Smith, Chief Executive
               Officer of Journal Communications, Inc., dated October 3, 2003.*

99(a)(5)(ii)   Guidelines for Certification of Taxpayer Identification Number
               (TIN) on Substitute Form W-9.*

99(a)(5)(iii)  Press Release of Journal Communications, Inc., dated November
               3, 2003.

99(b)          Credit Agreement, dated as of September 5, 2003, by and among
               (i) The Journal Company (now known as Journal Communications, Inc.), as Borrower; (ii) Journal Communications, Inc. (now known as The Journal Company), as a Guarantor; (iii) certain subsidiaries of Journal Communications, Inc. (now known as The Journal Company), as Guarantors; (iv) U.S. Bank National Association, as Lead Arranger and Administrative Agent; and (v) the several lenders from time to time parties thereto (incorporated by reference to Exhibit 4 to the Current Report on Form 8-K, filed September 9, 2003, of The Journal Company (now known as Journal Communications, Inc.)).

99(d)(1)       Shareholders Agreement, by and among Journal Communications,
               Inc. (now known as The Journal Company), The Journal Company (now known as Journal Communications, Inc.), Matex Inc. and Abert Family Journal Stock Trust, dated as of May 12, 2003 (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 (Reg. No. 333-105210) of The Journal Company (now known as Journal Communications, Inc.)).

99(d)(2) Articles of Incorporation of The Journal Company (now known as Journal Communications, Inc.) (incorporated by reference to
               Exhibit 3.1 to the Registration Statement on Form S-1 (Reg. No. 333-105210) of The Journal Company (now known as Journal Communications, Inc.)).

  _____________________
     *Previously filed